UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 Paula Financial
                                (Name of Issuer)

                          Common Stock; $0.01 par value
                         (Title of Class of Securities)

                                    703588103
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of the Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 14)

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 2 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             RFE Management Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                                    0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                                  4,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                      0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                   4,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .1%

    12       TYPE OF REPORTING PERSON

             CO

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 3 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             RFE Investment Partners IV, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                                 0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                               4,000
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                   0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                4,000

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,000

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .1%

    12       TYPE OF REPORTING PERSON

             PN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 4 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             RFE Associates IV, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                        5       SOLE VOTING POWER
            NUMBER OF                                  0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                                17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                    0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                 17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,511

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .3%

    12       TYPE OF REPORTING PERSON

             PN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 5 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Robert M. Williams

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                                 15,000
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                               17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                   15,000
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32,511

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .5%

    12       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 6 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Howard C. Landis

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                                 3,000
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                              17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                   3,000
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                               17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,511

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .3%

    12       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 7 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             Michael J. Foster

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                                  0
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                                17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                    0
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                 17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,511

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .3%

    12       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 8 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             James A. Parsons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                                 1,500
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                               17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                   1,500
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,011

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .3%

    12       TYPE OF REPORTING PERSON

             IN

--------------------------------------------------------------------------------
CUSIP No. 703588103                   13G                     Page 9 of 14 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             SS or IRS IDENTIFICATION NUMBER OF ABOVE PERSONS

             A. Dean Davis

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                        (b)  |X|

     3       SEC USE ONLY


     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut

                                        5       SOLE VOTING POWER
            NUMBER OF                                  2,100
              SHARES                    6       SHARED VOTING POWER
           BENEFICIALLY                               17,511
             OWNED BY                   7       SOLE DISPOSITIVE POWER
               EACH                                    2,100
            REPORTING                   8       SHARED DISPOSITIVE POWER
           PERSON WITH                                17,511

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,611

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
             CERTAIN SHARES                                                  |_|

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             .3%

    12       TYPE OF REPORTING PERSON

             IN

Item 1(a).  Name of Issuer:

     The name of the Issuer is Paula Financial (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 300 N. Lake Avenue, Suite 300, Pasadena, CA 91101.

Item 2(a).  Name of Person Filing:

     This report is being filed on behalf of Robert M. Williams, Howard C. Landis, Michael J. Foster, James A. Parsons, A. Dean Davis and RFE Management Corporation, a Delaware corporation (the "Management Corporation"), RFE Associates IV, L.P., a Delaware limited partnership ("Associates IV"), and RFE Investment Partners IV, L.P., a Delaware limited partnership ("RFE IV").

     Each of Robert M. Williams, Howard C. Landis, Michael J. Foster, James A. Parsons and A. Dean Davis, are general partners of Associates IV. Associates IV is the general partner of RFE IV. The investments of RFE IV are managed by the Management Corporation, a corporation which is owned by Robert M. Williams, Howard C. Landis, Michael J. Foster and James A. Parsons. By virtue of such relationships, each of Robert M. Williams, Howard C. Landis, Michael J. Foster, James A. Parsons, A. Dean Davis and the Management Corporation may be deemed to beneficially own all or a portion of the securities owned by RFE IV. Additionally, Associates IV may be deemed to beneficially own all or a portion of the securities owned by RFE IV. Each of the foregoing persons hereby expressly disclaims beneficial ownership of any securities which are not directly owned by each such person. A copy of the joint filing agreement between the Reporting Persons is attached hereto as Exhibit A.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o RFE Management Corporation
            36 Grove Street
            New Canaan, CT  06840
            Attention:  Donald A. Juricic

Item 2(c).  Citizenship:

     See Item 4 on cover pages.

Item 2(d).  Title of Class of Securities:

     This Schedule 13G statement relates to Common Stock, $0.01 par value.

Item 2(e).  CUSIP Number:

     703588103

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a :

            (a) |_| Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o);
            (b) |_| Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An    investment    adviser   in    accordance    with   ss.
                    240.13d-1(b)(1)(ii)(E);
            (f) |_| An employee  benefit  plan or endowment  fund in  accordance with ss. 240.13d-1(b)(1)(ii)(F);

            (g) |_| A parent  holding  company or control  person in  accordance with ss. 240.13d-1(b)(1)(ii)(G);
            (h) |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4.     Ownership.

            (a)      Amount Beneficially Owned:
                       See Item 9 of cover pages.

            (b)      Percent of Class:
                       See Item 11 of cover pages.

            (c)      Number of shares as to which such person has:
                     (i)    Sole power to vote or to direct the vote
                              See Item 5 of cover pages.
                     (ii)   Shared power to vote or direct the vote
                              See Item 6 of cover pages.
                     (iii)  Sole  power  to  dispose  or  direct  the
                              disposition of See Item 7 of cover pages.
                     (iv)   Shared power to dispose or direct the disposition of
                              See Item 8 of cover pages.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X| Each of the reporting persons beneficially owns less than five percent of the outstanding shares of the Issuer.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999


RFE MANAGEMENT CORPORATION                  RFE ASSOCIATES IV, L.P.


By:  /s/ Robert M. Williams                 By:  /s/ A. Dean Davis
     ----------------------------                -----------------------------
     Robert M. Williams                          A. Dean Davis
     President                                   A General Partner


                                            RFE INVESTMENT PARTNERS IV, L.P.

                                            By:  RFE Associates IV, L.P.
                                                 Its General Partner


  /s/ Robert M. Williams                    By:  /s/ A. Dean Davis
---------------------------------                -----------------------------
         Robert M. Williams                      A. Dean Davis
                                                 A General Partner


  /s/ Howard C. Landis
---------------------------------
         Howard C. Landis



  /s/ James A. Parsons
---------------------------------
         James A. Parsons



  /s/ A. Dean Davis
---------------------------------
         A. Dean Davis



  /s/ Michael J. Foster
---------------------------------
         Michael J. Foster

                                    EXHIBIT A

                               AGREEMENT REGARDING
                          JOINT FILING OF SCHEDULE 13G

     Each of the undersigned agrees as follows:

     (i) The Schedule 13G to which this Exhibit is attached is filed on behalf of each of the undersigned.

     (ii) Each of the  undersigned is responsible  for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such entities contained therein; but each of such entities is not responsible for the completeness or accuracy of the information concerning the other entities making the filing, unless such entity knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in one or more counterparts.

Dated:  February 12, 1999


RFE MANAGEMENT CORPORATION                  RFE ASSOCIATES IV, L.P.


By:  /s/ Robert M. Williams                 By:  /s/ A. Dean Davis
     ----------------------------                -----------------------------
     Robert M. Williams                          A. Dean Davis
     President                                   A General Partner


                                            RFE INVESTMENT PARTNERS IV, L.P.

                                            By:  RFE Associates IV, L.P.
                                                 Its General Partner


  /s/ Robert M. Williams                    By:  /s/ A. Dean Davis
---------------------------------                -----------------------------
         Robert M. Williams                      A. Dean Davis
                                                 A General Partner


  /s/ Howard C. Landis
---------------------------------
         Howard C. Landis



  /s/ James A. Parsons
---------------------------------
         James A. Parsons



  /s/ A. Dean Davis
---------------------------------
         A. Dean Davis



  /s/ Michael J. Foster
---------------------------------
         Michael J. Foster